Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-231510

January 4, 2022

PUBLIC STORAGE

10,000,000 DEPOSITARY SHARES

EACH REPRESENTING 1/1000 OF A 4.100% CUMULATIVE

PREFERRED SHARE OF BENEFICIAL INTEREST, SERIES S

Final Term Sheet

Issuer:	Public Storage (PSA)

Security:	Depositary Shares Each Representing 1/1000 of a 4.100% Cumulative Preferred Share of Beneficial Interest, Series S

Size:	10,000,000 depositary shares

Over-allotment Option:	1,500,000 depositary shares at $25.00 per depositary share

Type of Security:	SEC Registered - Registration Statement No. 333-231510

Public Offering Price:	$25.00 per depositary share; $250,000,000 total (not including over-allotment option)

Underwriting Discounts:	$0.7875 per share for Retail Orders; $5,285,188.13 total; and $0.50 per share for Institutional Orders; $1,644,325.00 total

The underwriters have agreed to reimburse Public Storage expenses in an amount equal to $411,081.25

Estimated Issuer Expenses:	$725,000, other than the underwriting discounts

Net proceeds to the Issuer, after all anticipated issuance costs and the agreed reimbursement:	$242,756,568.13 total (not including over-allotment option)

Use of Proceeds:	The Issuer expects to use the net proceeds for general corporate purposes, including to fund acquisitions of self-storage facilities and the redemption of its preferred shares

Joint Book-Running Managers:	BofA Securities, Inc.
Morgan Stanley & Co. LLC
UBS Securities LLC
Wells Fargo Securities, LLC

Co-Managers:	Citigroup Global Markets Inc.
J.P. Morgan Securities LLC

Underwriting:

Number of Firm Shares
BofA Securities, Inc.	2,350,000
Morgan Stanley & Co. LLC	2,350,000
UBS Securities LLC	2,350,000
Wells Fargo Securities, LLC	2,350,000
Citigroup Global Markets Inc.	300,000
J.P. Morgan Securities LLC	300,000

Total	10,000,000

Distribution Rights:	4.100% of the liquidation preference per annum; Distributions begin on March 31, 2022 (prorated from the settlement date)

Redemption:	The depositary shares may not be redeemed until January 13, 2027, except in order to preserve our status as a real estate investment trust

Trade Date:	January 4, 2022

Settlement Date:	January 13, 2022 (T+7)

Selling Concession:	$0.50/depositary share for Retail Orders; $0.30/depositary share for Institutional Orders

Reallowance to other dealers:	$0.45/depositary share for Retail Orders

CUSIP Number:	74460W 396

ISIN Number:	US74460W3960

The Issuer has filed a registration statement (including a prospectus with the SEC) and prospectus supplement for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus or prospectus supplement if you request it by calling or emailing (i) BofA Securities, Inc. toll-free at 1-800-294-1322 or dg.prospectus_requests@bofa.com; (ii) Morgan Stanley & Co. LLC toll-free at 1-866-718-1649; (iii) UBS Securities LLC toll-free at 1-888-827-7275; or (iv) Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

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